                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C.  20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                         For the month of August  2001


                        COMMISSION FILE NUMBER:  1-7239



                                  KOMATSU LTD.
                ...............................................
                 Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  ............................................

                     Address of principal executive offices
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                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------


1.   One company announcement made on August 30, 2001.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         KOMATSU LTD.
                                                 -----------------------------
                                                         (Registrant)


Date:  August 30, 2001                       By:  /s/ Kenji Kinoshita
                                                  ----------------------------
                                                  Kenji Kinoshita
                                                  Executive Officer
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To Whom It May Concern


                                       August 30, 2001
                                       Komatsu Ltd.
                                       Masahiro Sakane, President.
                                       Nobuyuki Kanatomi, General Manager,
                                       Public Relations & Advertising Dept.,
                                       as liaison.
                                       Tel: +81-3-5561-2616
                                       URL: http://www.komatsu.com/


                      Notice of Revised Business Forecast
                      -----------------------------------

This is to inform you that due to recent trends in business performance, Komatsu Ltd. has revised its forecast for the fiscal year ending March 2002, published on May 7 along with the business results for the previous fiscal year, as stated below. Incidentally, Komatsu's consolidated financial statements conform to the accounting principles generally accepted in the United States of America.

I. Interim Term (April 1, 2001 - September 30, 2001)
1. Revised Consolidated Forecast for Interim Term
                                                               (Millions of yen)

-----------------------------------------------------------------------------------------------------
                                                    Net Sales      Pre-tax Income      Net Income
-----------------------------------------------------------------------------------------------------
Previous Forecast (A)                                     550,000            8,000              3,500
-----------------------------------------------------------------------------------------------------
Revised Forecast (B)                                      510,000           -5,000             -5,000
-----------------------------------------------------------------------------------------------------
Amount of Change (B) - (A)                                -40,000          -13,000             -8,500
-----------------------------------------------------------------------------------------------------
Rate of Change (%)                                           -7.3                -                  -
-----------------------------------------------------------------------------------------------------
Actual Figures for the Previous Term                      554,530           11,195              3,152
-----------------------------------------------------------------------------------------------------

2. Revised Non-consolidated Forecast for Interim Term
                                                               (Millions of yen)

-----------------------------------------------------------------------------------------------------
                                                    Net Sales      Ordinary Profit     Net Income
-----------------------------------------------------------------------------------------------------
Previous Forecast (A)                                     200,000            6,000              4,000
-----------------------------------------------------------------------------------------------------
Revised Forecast (B)                                      185,000            2,500              2,500
-----------------------------------------------------------------------------------------------------
Amount of Change (B) - (A)                                -15,000           -3,500             -1,500
-----------------------------------------------------------------------------------------------------
Rate of Change (%)                                           -7.5            -58.3              -37.5
-----------------------------------------------------------------------------------------------------
Actual Figures for the Previous Term                      206,929            4,307              3,719
-----------------------------------------------------------------------------------------------------

II.  Full-year Term (April l, 2001 - March 31, 2002)
1. Revised Consolidated Forecast for Full-year Term
                                                               (Millions of yen)

-----------------------------------------------------------------------------------------------------
                                                    Net Sales      Pre-tax Income      Net Income
-----------------------------------------------------------------------------------------------------
Previous Forecast (A)                                   1,120,000           21,000              8,000
-----------------------------------------------------------------------------------------------------
Revised Forecast (B)                                    1,060,000            7,000              1,000
-----------------------------------------------------------------------------------------------------
Amount of Change (B) - (A)                                -60,000          -14,000             -7,000
-----------------------------------------------------------------------------------------------------
Rate of Change (%)                                           -5.4            -66.7              -87.5
-----------------------------------------------------------------------------------------------------
Actual Figures for the Previous Term                    1,096,369           20,064              6,913
-----------------------------------------------------------------------------------------------------

2.   Revised Non-consolidated Forecast for Full-year Term
                                                               (Millions of yen)

-----------------------------------------------------------------------------------------------------
                                                    Net Sales     Ordinary Profit     Net Income
-----------------------------------------------------------------------------------------------------
Previous Forecast (A)                                 430,000           14,000            8,000
---------------------------------------------------------------------------------------------------
Revised Forecast (B)                                  410,000           11,000            7,000
---------------------------------------------------------------------------------------------------
Amount of Change (B) - (A)                            -20,000           -3,000           -1,000
---------------------------------------------------------------------------------------------------
Rate of Change (%)                                       -4.7            -21.4            -12.5
---------------------------------------------------------------------------------------------------
Actual Figures for the Previous Term                  430,270           11,281            7,222
---------------------------------------------------------------------------------------------------



III. Reasons for the Revision

     In the construction and mining equipment business, domestic demand for construction equipment is anticipated to significantly decrease from that previously forecast due to the adverse effect of curtailed construction investment led by sluggish public outlays. Overseas, although sales in China made gains and the mining equipment market experienced a rebound, in the key North America market, demand continued to decline, and in Southeast Asia, market recovery was delayed. All in all, these developments led to lower than expected earnings being forecast.

       In the electronics business, a steep recession in the global semiconductor industry impacted the silicon wafer industry, causing the market to remain very soft. As a result, the performance of Komatsu Electronic Metals Co., Ltd. is expected to deteriorate more than previously forecast. Even demand for thermoelectric modules for optical communications, which grew significantly in the pervious term, declined sharply, and the situation is expected to continue. Thus, earnings are seen falling from those initially forecast.

       In future, Komatsu will strive to secure earnings through full-scale marketing of its GALEO series of construction equipment in Japan and make company-wide efforts to further reduce fixed costs. However, given the outlook for a continued difficult management environment, the consolidated and non-consolidated forecasts for the interim- and full-year terms have also been revised downward as stated earlier.